Exhibit 99.1

InMode Responds to Transaction Rumors

YOKNEAM, Israel, February 2, 2026 /PRNewswire/ -- InMode Ltd. (Nasdaq: INMD), a leading global provider of innovative medical technologies (“InMode” or the “Company”), today issued the following statement:

The Company is aware of recent market speculation and rumors, including reports relating to the publicly announced non-binding proposal by Steel Partners Holdings L.P. to acquire 51% of the Company’s outstanding shares and recent statements attributed to the Company’s Chief Executive Officer.

Without derogating from the Company’s general policy that it does not comment on market rumors, the Company wishes to inform investors that it is currently evaluating potential strategic alternatives. In furtherance of such evaluation, the Company previously established a committee of independent directors to oversee this review process. The committee has retained independent legal and financial advisors, and it will continue to evaluate any matters presented to it, including any proposal involving third parties or members of management or their affiliates, in accordance with its fiduciary duties and the best interests of the Company and all of its shareholders.

There can be no assurance as to whether this review will result in a transaction or any other strategic outcome for the Company, or as to the timing or terms of any such transaction or outcome. The Company does not intend to comment further on the ongoing process or provide additional updates unless and until required to do so under applicable law or regulation.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 4, 2025, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Investor Contact:

Miri Segal
MS-IR LLC
ir@inmodemd.com